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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

Lumenis Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.10 par value per share

(Title of Class of Securities)

M40868107

(Cusip Number)

Mr. Barnard J. Gottstein		Preston Gates & Ellis LLP
Carr-Gottstein Properties		420 L St., Suite 420
550 West 7th Ave., Suite 1540	with a copy to:	Anchorage, Alaska 99501
Anchorage, Alaska 99501		Attn: Mr. Christopher Cyphers
(907) 278-2277		(907) 276-1969

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 3. Source and Amount of Funds or Other Consideration
Item 4.Purpose of Transaction
Item 5.Interest in Securities of the Issuer

1.	Name of Reporting Person: Barnard J. Gottstein Revocable Living Trust, Barnard J. Gottstein, Trustee		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Washington, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,272,134

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,272,134

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,272,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.15%

14.	Type of Reporting Person (See Instructions): 00

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This Amendment No. 19 (this “Amendment”) amends and supplements the Statement on Schedule 13D, dated September 29, 1998, as amended by Amendment No. 1, dated January 15, 1999, Amendment No. 2, dated March 9, 1999, Amendment No. 3, dated March 22, 1999, Amendment No. 4, dated March 24, 1999, Amendment No. 5, dated April 14, 1999, Amendment No. 6, dated April 19, 1999, Amendment No. 7, dated May 10, 1999, Amendment No. 8, dated May 11, 1999, Amendment No. 9, dated May 20, 1999, Amendment No. 10, dated May 27, 1999, Amendment No. 11, dated May 29, 1999, Amendment No. 12, dated June 15, 1999, Amendment No. 13, dated June 16, 1999, Amendment No. 14, dated June 17, 1999, Amendment No. 15, dated June 18, 1999, Amendment No. 16, dated June 21, 1999, Amendment No. 17, dated June 29, 1999, and Amendment No. 18, dated March 4, 2002 (the “Original Schedule 13D”), relating to the Ordinary Shares, par value NIS 0.10 per share, of Lumenis Ltd. (formerly ESC Medical Systems Ltd.), an Israeli corporation (the “Company”). The Barnard J. Gottstein Revocable Living Trust, Barnard J. Gottstein trustee (the “Reporting Person”), is filing this Amendment to update the information with respect to the Reporting Person’s beneficial ownership and purposes and intentions with respect to the Shares.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

193,500 Shares were acquired in open market purchases between April 29, 2002 and October 25, 2002 for approximately $883,332 through the use of personal trust funds of the Reporting Person.

Item 4.	Purpose of Transaction
Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The Reporting Person presently holds the Shares for investment purposes and it may continue to buy or sell Shares from time to time on that basis.

Effective April 16, 2003, the Reporting Person asked management to place Robert A. Mintz on management’s slate for consideration by the shareholders at the next election of directors, and to have his name added to the list of director nominees in the Company’s 2003 definitive proxy statement once filed. Mr. Mintz is a shareholder of the Company and General Manager of Carr-Gottstein Properties, L.P., a real estate company controlled by the Reporting Person.

Other than as described above and as previously described in the Original Schedule 13D, the Reporting Person does not have any present plans or proposals which relate to or would result in (although it reserves the right to investigate and develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.

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Item 5.	Interest in Securities of the Issuer
Item 5(a) of the Original Schedule 13D is hereby amended and restated as follows:

(a) The Reporting Person beneficially owns 2,272,134 Shares. The percentage of the class of such Shares beneficially owned by the Reporting Person is 6.15% (the “Percentage”). The Percentage represents an increase of the percentage of Shares beneficially owned as reported in Item 5 of the Original Schedule 13D.

The Percentage is calculated based on the weighted average number of Shares outstanding as of December 31, 2002, the latest report available for the Company as filed on Form 10-K with the Securities and Exchange Commission on March 28, 2003.

Item 5(b) of the Original Schedule 13D is hereby amended and restated as follows:

(b) The information in items 7 through 10 on the cover page (page 2) of this Schedule 13D is hereby incorporated by this reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 18, 2003

Company Name

Barnard J. Gottstein Revocable Living Trust

By:	/s/ Barnard J. Gottstein
Name:	Barnard J. Gottstein
Title:	Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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